Mail Stop 3628

July 15, 2009

Via U.S. Mail

Mr. William Offenberg
Chief Executive Officer
BellaVista Capital, Inc.
15700 Winchester Blvd.
Los Gatos, California 95030

> Re: **BellaVista Capital, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on July 10, 2009**
> **File No. 000-30507**
>
> **Form 8-K**
> **Filed on July 14, 2009**
> **File No. 000-30507**

Dear Mr. Offenberg:

We have reviewed your revised preliminary proxy statement and related filings and have the following comments. Where indicated, we think you should revise your preliminary proxy statement in response to these comments.

Proxy Statement

General

1. Please file all future revised preliminary proxy statements under the header tag PRER14A.

2. We note your response to comment 4 of our prior letter, in which you state that you have included in your proxy statement all of the information required by Item 5 of Schedule 14A. However, we are unable to locate the disclosure required by Item 5(b)(1)(iii), (viii), and (xii). Please advise, or revise your document to include this information.

Form 8-K

3.   You have checked the box on the cover of this Form 8-K indicating that the
        Form 8-K filing is intended to simultaneously satisfy your filing obligation under
        Rule 14a-12. However, the filing does not appear to include the disclosures
        required by Rule 14a-12(a)(1). Please confirm that in future filings you will
        include this information. See footnote 48 to Release No. 34-49424 (March 16,
        2004).

                                *   *   *   *   *

        As appropriate, please amend your filing in response to these comments within
10 business days. You should provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior
Special Counsel, at (202) 551-3266.

                                        Sincerely,

                                        David L. Orlic
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Via facsimile: (510) 834-8309
        Paul J. Derenthal, Esq.
        Derenthal & Dannhauser LLP